Filer: Ultrapar Participações S.A.
Issuer: Ultrapar Participações S.A.
Subject of the offer: Refinaria de Petróleo Ipiranga S.A.,
Distribuidora de Produtos de Petróleo Ipiranga S.A. and
Companhia Brasileira de Petróleo Ipiranga
Commission File Number: 333-146406

Ultrapar’s Registration Statement on Form F-4 declared effective

São Paulo, December 17, 2007 – Ultrapar Participações S.A. (“Ultrapar”) informs that the Registration Statement on Form F-4 (the “Form F-4”), filed in connection with a share exchange transaction, wherein the preferred shares of Refinaria de Petróleo Ipiranga S.A. (“RIPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”), and Companhia Brasileira de Petróleo Ipiranga (“CBPI”), will be exchanged for preferred shares of Ultrapar (“Share Exchange”), was declared effective by the U.S. Securities and Exchange Commission (SEC) on December 17, 2007.  The prospectus will be made available on Ultrapar’s and RIPI, DPPI and CBPI’s websites.

The Special Shareholders Meetings of RIPI, DPPI, CBPI and Ultrapar to deliberate about the Share Exchange will be held on December 18, 2007.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

This document relates to a proposed transaction involving Ultrapar Participações S.A. (“Ultrapar”), Refinaria de Petróleo Ipiranga S.A. (“RPI”),  Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and Companhia Brasileira de Petróleo Ipiranga (“CBPI” and together with RPI and DPPI, the “Target Companies”). In connection with the proposed transaction, Ultrapar has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (File no. 333-146406) (the “Registration Statement”) to register Ultrapar preferred shares to be issued in the proposed transaction and that includes a prospectus of Ultrapar. Ultrapar has also filed, and intends to continue to file, additional relevant materials with the SEC. The Registration Statement and the related prospectus contain important information about Ultrapar, the Target Companies, the proposed transaction and related matters. Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. Ultrapar has also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br. In addition, documents (including any exhibits) filed with the SEC or CVM by Ultrapar will be available free of charge from the Investor Relations office of Ultrapar Participações S.A., located at Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910, tel: 011-55-11-3177-6695. SHAREHOLDERS OF THE TARGET COMPANIES ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.